FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes☐  No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: February 5, 2009	By:	/s/ Luiz Carlos Siqueira Aguiar
	Name:	Luiz Carlos Siqueira Aguiar
	Title:	Executive Vice-President Corporate
and Chief Financial Officer

EXHIBIT INDEX

1.	Communication regarding an article published in issue No. 2098 of Veja, a Brazilian magazine, entitled "Cobrança Suspeita" (Suspicious Payment).

COMMUNIQUÉ

São José dos Campos, January 31, 2009 – In an article entitled "Cobrança Suspeita" ("Suspicious Payment"), published in issue number 2098, Brazil’s Veja magazine reports the improper  request  by Ms. Maria Juliana Buendía de La Vega for a commission on the sale of Super Tucano aircraft to the Colombian Government.

Embraer considers that this article originates from a libelous attack on the part of Ms. Buendía de La Vega, based on incomplete and untrue information released to the press.

Therefore, the Company clarifies that, in February 2000, it hired the services of Eximco, a company at which Mr. Guillermo Garcia Gil - Ms. Buendía de La Vega husband - worked, for the purpose of promoting the sale of Super Tucano aircraft to the Colombian Government. During the term of the contract, which was formally terminated by the parties in August 2002, no sales were finalized to the Colombian Government. In fact, in June 2002, the Colombian Government chose not to move forward with the bidding process.

The contract for the sale of Super Tucano aircraft to the Colombian Government was signed on December 7, 2005, within the scope of a new bidding process, about three years after the termination of the contract with Eximco and two years after the death of Mr. Guillermo Garcia Gil, which occurred in 2003, and not in 2005, as stated in the article.

Embraer further clarifies that in duly documented correspondence with Ms. Buendía de la Vega and her legal representative in Brazil, in March 2007 and April 2008, respectively, the Company expressly denied the undue request for payment.

Embraer has built a worldwide reputation based on ethical and respectful conduct, and on rigorous integrity with all of the people, companies and Governments with which it has relations, and wholly refutes the attacks to which it has been subjected. The Company is analyzing appropriate legal measures to be taken in this case.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986